July 22, 2005

VIA EDGAR

Gary Todd
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549-0306

RE:	Bookham, Inc.
Form 10-K/A for the transition period ended July 3, 2004 and subsequent Exchange Act filings
File No. 000-30684

Dear Mr. Todd:

           Set forth below is our response to your letter dated June 16, 2005 (the “Comment Letter”), regarding the Form 10-K/A for the transition period ended July 3, 2004 and subsequent Exchange Act filings of Bookham, Inc. (the “Company” or “we”).

Form 8-K dated October 26, 2004
Form 8-K dated February 1, 2005
Form 8-K dated May 4, 2005

1.	We refer to the response to prior comment 14. We have continuing concerns about presentation of non-GAAP information in the form of an income statement. In that regard, we believe such presentations are normally inappropriate extensions of guidance from Article 11 to Regulation S-X. As previously indicated non-GAAP data provided in the form of an income statement presents numerous non-GAAP subtotals and balances. We believe that each individual measure is a non-GAAP item requiring separate justification under Item 10(e)(1)(i) to Regulation S-K. The most recent earnings release furnished under Form 8-K provides combined justification statements under the introductory paragraphs to the section titled “Non-GAAP Financial Measures,” and provides disclosure about your rationale for certain adjustments. However, statements provided in support of non-GAAP data under Item 10(e) should separately and distinctly address each non-GAAP measure. That is, for instance, adjusted operating expenses, adjusted operating loss, adjusted pre-tax income, adjusted net income, adjusted per share amounts and any other adjusted items. As well, EBITDA and adjusted EBITDA should be separately addressed. Those disclosures should address each of the following for each measure:

•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure;

Please expand to fully comply with the requirements of the Item. Alternatively, delete the non-GAAP income statement from all future filings. In that event, you may make disclosure about individual non-GAAP measures you use in managing and evaluating your business if all of the required disclosures are provided in relevant future filings. Using your most recent earnings release, show us how you intend to apply this comment.

Response: The Company acknowledges the Staff’s comment and will comply in future filings.

* * * *

           If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (408) 919-6059. Thank you for your time and consideration.

Sincerely,

/s/ Stephen Abely

Stephen Abely
Vice President and Chief Financial Officer

Exhibit 99.1

Bookham Announces Third Quarter
Fiscal 2005 Financial Results and Updates Outlook

SAN JOSE, Calif., – May 4, 2005 – Bookham, Inc. (Nasdaq: BKHM), a leading provider of optical components, modules and subsystems, today announced financial results for the third quarter of fiscal year 2005, ended April 2, 2005.

Net revenue in the third quarter of fiscal year 2005 was $49.9 million, a sequential increase of 9 percent compared with net revenue of $45.8 million in the second quarter of fiscal year 2005.

Under generally accepted accounting principles (GAAP), gross margin in the third quarter was 1.1 percent, an approximately 8.9 percentage point improvement compared with a gross margin of negative 7.8 percent in the second quarter. The sequential improvement in gross margin was primarily the result of a shift to newer, more profitable product lines, product cost reductions, and continued reductions in manufacturing overhead cost. In addition, gross margin was positively impacted by higher pricing associated with the terms of the amended supply agreement the Company entered into with Nortel during the third quarter.

Operating expenses in the third quarter were $129.7 million. Third quarter operating expenses compare with operating expenses of $37.1 million in the second quarter. Net loss in the third quarter was $129.6 million, or a loss per share of $3.86. Third quarter net loss includes charges of $98.1 million for a goodwill write-down relating to the Company’s acquisitions and $3.8 million attributable to restructuring charges. Third quarter net loss compares with a net loss of $41.1 million, or a loss per share of $1.23 in the second quarter. Second quarter net loss included a restructuring charge of $7.9 million attributable to previously announced restructurings. The goodwill impairment calculation is the company’s best estimate and may be subject to further adjustments as the company finalizes its valuation assessment. The company expects to complete its assessment by fiscal year end July 2, 2005.

The Company provides certain supplemental non-GAAP financial measures, such as non-GAAP net loss and Adjusted EBITDA to provide readers the benefit of viewing the Company’s performance using the same financial metrics that the management team uses. We believe including these particular non-GAAP measures enhance the comparability and transparency of our results for the period. A reconciliation table of GAAP to non-GAAP measures is included in the financial tables section of this release.

Third quarter non-GAAP net loss was $27.7 million, or $0.82 per share. This compares with a non-GAAP net loss of $33.0 million, or $0.99 per share in the second quarter. The Company calculates non-GAAP net loss as net loss excluding restructuring costs, redomicile costs and impairment charges. Please see additional information in the section “Non-GAAP Financial Measures” below.

Adjusted EBITDA was a loss of $17.9 million in the third quarter compared with a Adjusted EBITDA loss of $24.4 million in the second quarter, representing a decrease of 27%. The Company calculates Adjusted EBITDA as net income/loss, excluding the impact of net interest expense, income taxes, depreciation and amortization, restructuring costs, redomicile costs impairments. Please see additional information in the section “Non-GAAP Financial Measures” below.

Cash, cash equivalents, short-term investments and restricted cash at the end of the third quarter was $42.1 million compared with $77.8 million at the end of the second quarter.

Third Quarter Highlights

Bookham announced a number of key events during the third quarter. These included:

•	Continued to diversify its customer base. Nortel accounted for 39% of revenue, down from 44% in the second quarter of fiscal 2005. Sales to customers other than Nortel increased 19% sequentially. Revenue from Cisco also increased significantly and represented approximately 10% of revenue in the third quarter.

•	Signed an amended supply agreement with Nortel that provides for order commitments of approximately $100 million for product purchases and last time buys over the next four quarters through March 2006. The Company expects that this will contribute to improving Bookham’s financial performance and manufacturing visibility, facilitating Bookham’s efforts to optimize production and manufacturing for all customers.

•	Ongoing migration of assembly and test to Shenzhen, China. The transfer of manufacturing to Shenzhen, a major component of the company’s cost reduction program, remained on schedule. Net revenue from Shenzhen was $3.1 million in the third quarter, and is expected to be in the range of $10 million to $12 million in the fourth quarter of fiscal 2005.

•	Appointed Dr. Peter Bordui as Chairman of the Board and promoted Jim Haynes to Chief Operating Officer.

“In the third quarter, we are pleased to have achieved strong revenue growth and positive gross margins. Revenues from new customers were particularly strong and Cisco became a 10% customer for the first time. Demand for our new products, particularly products addressing the metropolitan market, continued to accelerate,” said Dr. Giorgio Anania, president and chief executive officer of Bookham, Inc. “Looking forward, the amended supply agreement we signed with Nortel provides order commitments that will contribute to continued revenue growth and gross margin improvement, as well as improved visibility. I believe that the Nortel agreement, the continued broadening of our customer base and our own cost reduction efforts, including those associated with the ongoing transfer of manufacturing to Shenzhen, will combine to help our performance for the remainder of the calendar year.”

Outlook and Guidance

“We are very encouraged about our growth prospects and expected financial performance for the next two quarters,” said Dr. Anania. “Demand for our products is expected to remain strong with production at full capacity for certain product lines. In addition, we expect to qualify more customers and products in our Shenzhen facility during the fourth quarter, and we remain on track to have the qualification process for most of our products completed by the first quarter of fiscal 2006.

The following forecasts are based on current expectations. These statements are forward-looking, and actual results may differ materially. Please see the Safe Harbor statement in this release for a description of certain important risk factors that could cause actual results todiffer, and refer to Bookham’s annual and quarterly reports on file with the Securities and Exchange Commission (SEC) for a more complete description of the risks.

Furthermore, our outlook excludes items that may be required by GAAP due to their uncertain nature, such as restructuring and related costs, acquisition or disposal related costs, and reductions of goodwill and other long-lived assets for which the likelihood and amounts are not determinable at this time.

For the fourth quarter of fiscal 2005, ending July 2, 2005, the Company expects revenue will be in the range of approximately $57 million to $60 million, which is an increase of approximately 15 percent to 20 percent over the third quarter of fiscal 2005. In addition, the Company expects revenue to continue growing into the first quarter of fiscal 2006, ending Oct. 1, 2005, and will be approximately $60 million to $65 million.

The Company believes its ongoing cost reduction efforts, along with increased revenue, due in part to the amended Nortel agreement, will result in further gross margin improvement. Fourth quarter gross margin is expected to be approximately 14 percent to 18 percent. Gross margin in the first quarter of fiscal 2006 is expected to approximately 18 percent to 23 percent.

Fourth quarter Adjusted EBITDA, excluding the impact of expected restructuring charges, will be in the range of negative $8 million to negative $12 million. The Company expects Adjusted EBITDA will improve further in the first quarter of fiscal 2006 and will be in the range of negative $2 million to negative $7 million.

Conference Call

Bookham is scheduled to hold a conference call to discuss its third quarter fiscal 2005 financial results today at 5:00 p.m. ET/2:00 p.m. PT. To access the call, U.S. participants dial (201) 689-8359. U.K. and European participants dial +44 (0) 207 107 0611. A live webcast of the call will also be available via the Investors section of the Company’s website at www.bookham.com.

A telephone replay of the call will be available until May 11, 2005. To access the replay, U.S. callers dial 201-612-7415 (account #: 3055; conference ID#: 148871). U.K. and European callers dial +44 (0) 207 108 6233 (conference code: 4306).

Upcoming Investor Conference

Bookham management will be presenting at the CIBC World Markets Communications and Technology Conference in New York on Tuesday, May 10, 2005 at 9:10 a.m. ET. Those wishing to listen to management’s presentation can hear a live and/or an archived web cast of these events at www.bookham.com.

About Bookham

Bookham, Inc. (Nasdaq: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules and subsystems. The Company’s optical components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military. Since 2002, the Company has acquired the optical components businesses from Nortel Networks and Marconi, as well as Ignis Optics, Inc., the business of Cierra Photonics Inc., New Focus, Inc., and Onetta, Inc. The Company has manufacturing facilities in the UK, US, Canada, China and Switzerland; and offices in the US, UK, France, Italy, and China; and employs approximately 2,000 people worldwide.

Bookham is a registered trademark of Bookham Technology plc.

Safe Harbor Statement

Any statements in this announcement about the future expectations, plans or prospects of Bookham, including statements containing the words “believe”, “plan”, “anticipate”, “expect”, “estimate”, “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including factors described in Bookham’s 10-K and quarterly report on Form 10-Q for the quarter ended January 1, 2005. These include continued demand for optical components, transfer of test and assembly operations to China, no further degradation in the $/£ exchange rate and the continued ability of the Company to maintain requisite financial resources. The forward-looking statements included in this announcement represent Bookham’s view as of the date of this release. Bookham anticipates that subsequent events and developments may cause Bookham’s views to change. However, Bookham disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. Those forward-looking statements should not be relied upon as representing Bookham’s views as of any date subsequent to the date of this announcement.

Non-GAAP Financial Measures

The Company provides non-GAAP net loss and Adjusted EBITDA as supplemental financial information regarding the Company’s operational performance.

Non-GAAP Net Loss

Non-GAAP Net loss is calculated as net loss excluding the impact of impairment charges, restructuring costs, and certain other one-time charges. The Company evaluates its performance using, among other things, non-GAAP net loss in evaluating the Company’s historical and prospective operating financial performance, as well as its operating performance relative to its competitors. Specifically, management uses this non-GAAP measure to further understand the Company’s “core operating performance”. The Company believes its “core operating performance” represents the Company’s on-going performance in the ordinary course of its operations. Accordingly, management excludes from “core operating performance” those items, such as impairment charges, restructuring programs and costs relating to specific major projects which are non-recurring, the Company’s redomicile from the UK to the US, for instance. Management does not believe these items are reflective of the company’s ongoing operations and accordingly excludes those items from non-GAAP net loss.

The Company believes that providing non-GAAP net loss to its investors, in addition to corresponding income statement measures, provides investors the benefit of viewing the Company’s performance using the same financial metrics that the management team uses in making many key decisions and understanding how the core business and its results of operations may look in the future. The Company further believes that providing this information allows the Company’s investors greater transparency and a better understanding of the Company’s core financial performance. Additionally, non-GAAP net loss has historically been presented by the Company as a complement to net loss, thus increasing the consistency and comparability of the Company's earnings releases. The non-GAAP adjustments, and the basis for excluding them, are discussed further below.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. Non-GAAP net loss should not be considered in isolation or as a substitute for financial information presented in accordance with generally accepted accounting principles, and may be different from non-GAAP net loss used by other companies. The GAAP measure most directly comparable to non-GAAP net loss is net loss. A reconciliation of non-GAAP net loss to net loss is set forth in the schedules below.

Adjusted EBITDA

Adjusted EBITDA is calculated as net loss excluding the impact of depreciation and amortization expenses, net tax and net interest expenses, impairment charges, restructuring costs, and certain other one-time charges. The Company uses Adjusted EBITDA in evaluating the Company’s historical and prospective cash usage, as well as its cash usage relative to its competitors. Specifically, management uses this non-GAAP measure to further understand and analyze the cash used in/generated from the Company’s core operations. The Company believes that by excluding these non cash and non-recurring charges more accurate expectations of our future cash needs can be assessed in addition to a better understanding of the actual cash used in/generated by core operations for the periods presented. Management does not believe the excluded items are reflective of the company’s ongoing operations and accordingly excludes those items from Adjusted EBITDA.

The Company believes that providing Adjusted EBITDA to its investors, in addition to corresponding GAAP cash flow measures, provides investors the benefit of viewing the Company’s performance using the same financial metrics that the management team uses in making many key decisions that impact the Company’s cash position and understanding how the cash position may look in the future. The Company further believes that providing this information allows the Company’s investors greater transparency and a better understanding of the Company’s cash position. Furthermore, similar non-GAAP measures have historically been presented by the Company as a complement to its GAAP presentation. The non-GAAP adjustments, and the basis for excluding them, are discussed further below.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. Adjusted EBITDA should not be considered in isolation or as a substitute for financial information presented in accordance with generally accepted accounting principles, and may be different from non-GAAP measures used by other companies. The GAAP measure most directly comparable to Adjusted EBITDA is net loss. A reconciliation of Adjusted EBITDA to GAAP net loss is set forth in the financial schedules section below.

Goodwill Impairment

GAAP requires the Company to compare the fair value of its acquired businesses with its carrying amount on the Company’s financial statements. If the carrying amount of the acquired businesses, including recorded goodwill, is greater than its fair value, then an impairment of the goodwill must be recognized in the GAAP presentation, included as a charge to earnings in the Company’s statement of operations. The Company excludes goodwill impairment, for the purposes of calculating non-GAAP net loss and Adjusted EBITDA, when it evaluates the continuing core operational performance of the Company. The Company believes that these items do not reflect expected future operating expenses nor does the Company believe that they provide a meaningful evaluation of current versus past core operational performance.

Restructuring Activities

The Company has incurred expenses, which are included in its GAAP statement of operations, primarily due to the write-down of certain property and equipment that has been identified for disposal, workforce related charges such as retention bonuses, severance, benefits and employee relocation costs related to a formal restructuring plans, termination costs and building costs for facilities not required for ongoing operations, and costs related to the relocation of certain facilities and equipment from buildings which the Company has disposed of or plans to dispose of. The Company excludes these items, for the purposes of calculating non-GAAP net loss and Adjusted EBITDA, when it evaluates the continuing operational performance of the Company. The Company does not believe that these items reflect expected future operating expenses nor does it believe that they provide a meaningful evaluation of current versus past core operational performance.

Change in Domicile

The Company has incurred expenses, which are included in the GAAP statement of operations, primarily attributable to legal, accounting, consulting and other general and administrative expenses associated with the Company’s re-domicile from the U.K. to the U.S. in September 2004. The Company excludes these items for the purposes of calculating non-GAAP net loss and Adjusted EBITDA when it evaluates the continuing operational performance of the Company. The Company believes that these items do not reflect expected future operating expenses nor does the Company believe that they provide a meaningful evaluation of current versus past core operational performance.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. Non-GAAP measures should not be considered in isolation or as a substitute for financial information presented in accordance with generally accepted accounting principles, and may be different from non-GAAP measures used by other companies. The GAAP measure most directly comparable to non-GAAP net loss is net loss. The GAAP measure most directly comparable to Adjusted EBITDA is net-loss. A reconciliation of each of these non-GAAP financial measures to GAAP information is set forth below.

Summary financial schedules follow:

Bookham, Inc. Contacts:
Steve Abely
Chief Financial Officer
+1 408 919 1500

Jim Fanucchi
Summit IR Group Inc.
+1 408 404 5400
ir@bookham.com

Source: Bookham, Inc.

BOOKHAM, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	April 2, 2005	Jan. 1, 2005	April 4, 2004
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	$49,939	$45,751	$40,966
Cost of net revenues	49,392	49,298	41,760

Gross profit (loss)	547	(3,547)	(794)

Operating expenses:
Research and development	10,648	12,046	12,451
Selling, general and administrative	13,957	14,195	16,190
Amortization of intangible assets	2,855	2,837	—
Restructuring charges	3,777	7,938	5,666
Stock-based compensation	289	121	—
Impairment of goodwill	98,136	—	—

Total operating expenses	129,662	37,137	34,307

Operating loss	(129,115)	(40,684)	(35,101)

Other income (expense), net	(460)	(424)	3,627

Loss before income taxes	(129,575)	(41,108)	(31,474)

Income tax expense	—	(1)	—

Net loss	$(129,575)	$(41,109)	$(31,474)

Net loss per share (basic and diluted)	$(3.86)	$(1.23)	$(1.31)

Shares used in per share calculation (basic and diluted)	33,555	33,535	23,976

BOOKHAM, INC
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	April 2,
	2005	July 3, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents and short-term investments	$34,449	$116,667
Restricted cash	3,338	—
Accounts receivable, net	28,292	13,565
Amounts due from related parties, net	8,578	15,954
Inventories	49,393	48,339
Prepaid expenses and other current assets	15,471	17,887
Assets held for resale	14,442	13,908

Total current assets	153,963	226,320
Long-term restricted cash	4,265	4,434
Goodwill	19,977	119,953
Other intangible assets, net	32,568	43,849
Property and equipment, net	70,836	72,369
Long term investments	—	1,100

Total assets	$281,609	$468,025

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,519	$28,765
Amounts owed to related parties	532	628
Short-term capital lease obligations	—	5,131
Accrued expenses and other liabilities	32,291	38,351
Current portion of loans due	56	53

Total current liabilities	66,398	72,928

Non-current portion of loans due	379	400
Non-current portion of loans due to related party	45,860	50,000
7% Convertible note	18,855	—
Other long-term liabilities	14,176	14,107

Total liabilities	145,668	137,435

Shareholders’ equity:
Common stock	338	1,772
Additional paid in capital	925,774	916,193
Deferred compensation	(1,123)	(1,354)
Accumulated other comprehensive income	38,953	33,035
Accumulated deficit	(828,001)	(619,056)

Total shareholders’ equity	135,941	330,590

Total liabilities and shareholders’ equity	$281,609	$468,025

The following table reconciles the non-GAAP financial measures to the most directly comparable GAAP measures:

BOOKHAM, INC.
Reconciliation of GAAP net loss to certain non-GAAP measures
(in thousands)
(Unaudited)

	Three months ended April 2, 2005		Three months ended Jan. 1, 2005		Three months ended April 4, 2004
	Net Loss	Adjusted EBITDA	Net Loss	Adjusted EBITDA	Net Loss	Adjusted EBITDA
GAAP Net Loss	$(129,575)	$(129,575)	$(41,109)	$(41,109)	$(31,474)	$(31,474)

Adjustments:
Depreciation expense		5,174		5,107		3,727
Amortization expense		2,855		2,837		2,764
Interest, net		1,696		657		1,776
Income taxes, net		—		1		—
Restructuring expense	3,777	3,777	7,938	7,938	5,666	5,666
Impairment charges	98,136	98,136	—	—	—	—
Redomicile costs	—	—	154	154	—	—

Non-GAAP Measures	$(27,662)	$(17,937)	$(33,017)	$(24,415)	$(25,808)	$(17,541)